UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: April 17, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3ASR (FILE NO. 333-196098) ORIGINALLY FILED WITH THE SEC ON MAY 20, 2014

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement

5.1	Opinion of Watson Farley & Williams LLP, Marshall Islands counsel to Teekay Offshore Partners L.P.

8.1	Opinion of Perkins Coie LLP, United States counsel to Marshall Islands counsel to Teekay Offshore Partners L.P.

8.2	Opinion of Watson Farley & Williams LLP, Marshall Islands counsel to Teekay Offshore Partners L.P.

12.1	Computation of Ratio of Earnings to Fixed Charges and to Fixed Charges and Preferred Unit Distributions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: April 17, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)